PRESS RELEASE
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FINAL - FOR RELEASE

   Navios Maritime Holdings Inc. CEO To Ring NASDAQ Stock Market Closing Bell

Piraeus, Greece -- (November 21, 2005) - Navios Maritime Holdings Inc ("Navios")
(NASDAQ: BULK, BULKU, BULKW), one of the leading global brands in seaborne dry bulk shipping, announced today that Chairman and CEO, Ms. Angeliki Frangou, will ring the NASDAQ stock market closing bell on November 28, 2005. Navios began trading on the NASDAQ National Market on November 3, 2005

Ms. Frangou commented, "We are very pleased to signify our participation on this esteemed market with the ringing of the closing bell, and look forward to a long and mutually beneficial relationship with the NASDAQ. Over the long-term, I am confident that the value of our association will be self-evident."

About Navios Maritime Holdings Inc.

Navios Maritime Holdings, Inc. is one of the leading global brands in seaborne dry bulk shipping and is a trusted partner for industrial end users, shipowners, financial business partners, agents and brokers. As a public company, Navios is committed to providing best-in-class service to both customers and business partners. Navios maintains offices in South Norwalk, Connecticut; Piraeus,
Greece, and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ's
National Market System where its Units, Common Shares and Warrants trade under the symbols "BULK", "BULKU", "BULKW." Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations

212-279-8820
investors@navios.com

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